March 10, 2009

Via Fax (703) 813-6982
Mr. Bob Carroll
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	U.S. Precious Metals, Inc. Item 4. 01 Form 8-K Filed February 27, 2009 File No. 0-50703

Ladies and Gentlemen:

Set forth below are the comments contained in your March 3, 2009 letter with respect to the above-captioned filing, together with our responses to each of those comments.

1.	Please amend your Form 8-K to disclose whether your former accountant resigned, declined to stand for re-election or was dismissed as required by Item 304(a)(1)(i) of Regulation S-K.

On February 23, 2009, U.S. Precious Metals, Inc. (the “Company”) dismissed Robert G. Jeffrey, CPA (“Robert Jeffrey”) as the Company’s independent certified public accounting firm.

The Company will amend its Form 8-K to change the language from “terminated the engagement of” to “dismissed.” We have attached a marked copy of the amendment for your review.

2.

Please amend your Form 8-K to comply with Item 304(a)(1)(ii) of Regulation S-K and disclose if your former accountant’s report on the financial statements for either of the past two years was qualified or modified as to uncertainty, audit scope, or accounting principles, and if so describe the nature of each such qualification or modification.

Robert Jeffrey’s reports on our financial statements for the two most recent fiscal years was not qualified or modified as to uncertainty, audit scope, or accounting principles, except that, with respect to the Company’s financial statements for the fiscal quarter ended August 31, 2008, substantial doubt was raised as to the Company’s ability to continue as a going concern.

171 Walnut Crest Run, Sanford, FL 32771
Tel.: 407-566-9310 Fax: 407-566-9321

The Company will amend its Form 8-K to reflect that Robert Jeffrey’s reports on our financial statements for the two most recent fiscal years did not contain an adverse opinion, a disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope, or accounting principles, except that, with respect to the Company’s financial statements for the fiscal quarter ended August 31, 2008, substantial doubt was raised as to the Company’s ability to continue as a going concern. We have attached a marked copy of the amendment for your review.

3.

We note you have provided your former auditor, Robert Jeffrey with a copy of the Current Report on Form 8-K and requested a letter be furnished to you stating whether the audit firm agrees with the statements made in your report. Please note Item 304(a)(3) requires you to file the letter from your former accountant by amendment within ten business days after the filing of your report, or notwithstanding the ten day business period, within two business days of receipt. We may have further comment upon receipt of the amended Form 8-K.

On March 10, 2009, the Company received Robert Jeffrey’s letter, dated March 9, 2009, addressed to the Securities and Exchange Commission. The Company will file a copy of Robert Jeffrey’s letter with the amended Form 8-K/A as Exhibit 16.1. We have attached a copy of Robert Jeffrey’s letter for your review.

* * * * *

          On behalf of the Company, I hereby acknowledge that (i) the Company is responsible for the adequacy and the accuracy of the disclosure in its filings; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

          If further information or clarification with respect to the foregoing points is desired, please contact the undersigned via office at (407)566-9310 or via fax at (407) 566-9321.

Sincerely,

/s/ Jesus Oliveras

Jesus Oliveras
Chief Financial Officer, Secretary, and Treasurer

171 Walnut Crest Run, Sanford, FL 32771
Tel.: 407-566-9310 Fax: 407-566-9321